SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 18 December, 2020

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
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press release

18 December 2020

BP announces non-executive director
appointments and retirements

BP plc ("bp") today announced the appointment to its board of Karen Richardson and Johannes Teyssen as non-executive directors. The appointments will take effect from 1 January 2021.

Karen Richardson is currently a director of both Artius Acquisition Inc., a special purpose acquisition company, having been appointed this year, and, since 2013, Exponent Inc., the engineering and scientific consulting company. Ms Richardson, a US national based in Florida, has previously been a director of Worldpay Inc. (previously Worldpay Group plc) and of BT plc. Following the conclusion of the 2021 Annual General Meeting, Ms Richardson will become a member of the audit committee.

Johannes Teyssen is currently the CEO and Chairman of the management board of E.ON SE, the major international energy supplier − a post he has held since 2010. Dr Teyssen, a German national based in Dusseldorf, has previously been a director of Deutsche Bank AG. On joining the bp board he will become a member of the safety and sustainability committee (formerly known as the safety, environment and security assurance committee).

bp also today confirmed the previously announced retirement from the board of Sir Ian Davis with effect from 30 December 2020. Additionally, Brendan Nelson will retire from the board at the conclusion of bp's Annual General Meeting on 12 May 2021, at which time Tushar Morzaria will succeed him as chair of the audit committee.

Helge Lund, chairman of bp, said: "On behalf of the board, I am delighted to welcome Karen and Johannes to bp. Karen brings exceptional knowledge of digital, technology, cyber and IT security matters from her career working with innovative companies in Silicon Valley. With long experience and a decade at the helm of one of Europe's largest energy companies, Johannes brings deep knowledge of the sector and its continuing transformation.

"Together with Tushar's appointment earlier this year, their appointments are part of our planning to strengthen the composition of the board as some of our longer-serving directors retire. As bp works to transform into an integrated energy company, I am confident that the skills, experience and diversity they bring will further enhance the board's ability to support and oversee the delivery of our new strategy.

"The board would like to thank both Ian and Brendan for their very significant contributions and steadfast commitment to bp over many years. And, in particular, I wish to thank them for their great support to both me and Bernard Looney during the recent leadership and strategy transition."

At the date of this announcement, Karen Richardson holds no ordinary shares in bp, and Johannes Teyssen holds 20,000 ordinary shares in bp. Pursuant to Listing Rule 9.6.13R, it is confirmed there are no other disclosures required in addition to the above information.

Further information

bp press office, London: bppress@bp.com, +44 (0)7831 095541

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 18 December 2020
/s/ Ben J. S. Mathews
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Ben J. S. Mathews
Company Secretary